Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Six Months Ended June 30, 2008
	2003	2004	2005	2006	2007
Income from continuing
operations before income taxes	540.4	615.3	640.7	720.9	802.3	399.7

Fixed Charges:
Interest on long-term and short-term debt including amortization of debt expense	40.9	36.1	34.4	47.8	56.6	37.2

Portion of rental expense as can be demonstrated to be representative of the interest factor	34.7	35.5	39.9	43.6	53.0	29.2

Total fixed charges	75.6	71.6	74.3	91.4	109.6	66.4

Earnings before income taxes plus fixed charges	616.0	686.9	715.0	812.3	911.9	466.1

Ratio of earnings to fixed charges	8.15	9.59	9.62	8.89	8.32	7.02